                                  EXHIBIT 99.1

99.1. PRESS RELEASE.

AMDOCS LIMITED ACHIEVES RECORD THIRD QUARTER, TOP LINE GROWS 38% WHILE OPERATING INCOME INCREASES 70%

-Strong Growth Reflects Market Acceptance of Company's Total Solution
Approach-

St. Louis, MO -- July 29, 1998 Amdocs Limited (NYSE: DOX) today reported that revenues for the third quarter ended June 30, 1998, grew by 38.1% to a record $106.5 million compared to $77.1 million reported for the third quarter last year. This represents the first time that the company's quarterly revenues surpassed $100 million.

The company noted that revenue growth in the quarter was driven by particularly strong performance in its customer care and billing business and continued, consistent performance in its Advertising and Media business, which includes traditional directories and directory-related Internet and e-commerce services. Quarterly revenues include license revenues, which grew 65.3% to $11.3 million compared to $6.9 million reported for the third quarter last year, and service revenues, which grew 35.5% to $95.2 million compared to $70.2 million in the third quarter of 1997.

Operating income increased 70.8% to $22.8 million compared to $13.4 million in the third quarter of 1997.

Net income for the third quarter was $6.4 million compared to net income of $7.4 million in the third quarter of 1997. Third quarter 1998 net income reflected the effects of approximately a $9.0 million net increase in interest expense. In June of 1998, the company used a significant portion of the $234 million in proceeds from its initial public offering to retire outstanding debt. As a result, the company's interest expense will be significantly reduced throughout the remainder of fiscal 1998 and 1999.

Diluted earnings per share were $0.04 based on 182,696,000 weighted average shares outstanding, compared to $0.07 on 110,500,000 weighted average shares outstanding in the prior period.

For the nine months ended June 30, 1998, revenues grew by 42.0% to $287.1 million compared to $202.1 million in the same period last year. Net income for the nine months decreased by 23.5% to $18.5 million compared to $24.2 million in the same period last year. Diluted earnings per share for the nine months were $0.13 based on 146,450,000 weighted average shares outstanding compared to $0.22 on 110,500,000 shares outstanding for the first nine months of 1997.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "With quarterly revenues exceeding $100 million for the first time, these results represent a milestone for Amdocs. The consistent rapid growth we have achieved is due to the distinctive benefits that our product-driven solution generates for our customers, the premier telecommunications vendors in the industry. Their growing demand for our product led to record revenues during the quarter as well as new contracts with leading wireless and wireline carriers throughout Europe, North America, South America and Japan."

Naor added, "Our ability to offer a total solution of leading-edge products coupled with comprehensive services has proven to be a distinct competitive advantage. We are able to provide this total solution approach due to our base of over 2,600 information systems professionals, dedicated to developing our products and serving our customers. Because we offer high-volume UNIX-based solutions, which are the most sought-after in the marketplace, we have become a leading resource to premier telecommunications companies."

Amdocs is uniquely positioned to benefit from the consolidation now taking place in the industry because proven scalability is a key factor for these customers. Typically, we service the leading telecommunications companies looking for large-scale systems to support increased volumes and continued rapid growth. As telecommunications companies expand through consolidation, we have found that they turn to us for advanced customer care and billing solutions that can service exploding customer populations," Naor continued.

Naor concluded, "Looking forward, we are confident that market conditions will remain favorable for Amdocs and that we will be able to successfully execute our operating plan. Given our long-term relationships with our customers we have high visibility on the fourth quarter and beyond."

Amdocs is a leading provider of product-driven customer care and billing solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 2,600 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of over 250 successful projects in more than 50 major telecommunications companies throughout the world. For more information visit our web site at www.amdocs.com.

This press release may contain forward looking statements as defined under the Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

                                 Amdocs Limited
                Consolidated Statements of Operations (Unaudited)
                      (in thousands, except per share data)

                                          Three months ended                Nine months ended
                                               June 30                             June 30
                                        1998              1997              1998              1997
                                        ----              ----              ----              ----
Revenue:

         License                     $  11,322         $   6,851         $  29,741            15,568

         Service                        95,175            70,238           257,322            86,547
                                     ---------         ---------         ---------         ---------

                                       106,497            77,089           287,063           202,115

Operating expenses:

         Cost of license                 2,654             1,568             8,521             3,880

         Cost of service                60,518            47,925           165,268           122,129

         Research and
         development                     7,172             4,167            18,127            12,178

         Selling, general and
         administrative                 13,332            10,066            36,356            26,373
                                     ---------         ---------         ---------         ---------

                                        83,676            63,726           228,272           164,560
                                     ---------         ---------         ---------         ---------

Operating income                        22,821            13,363            58,791            37,555

Other expense (income), net:

         Interest expense                9,212               184            23,013               696

         Other, Net                        723              (218)           (1,241)             (546)
                                     ---------         ---------         ---------         ---------

                                         9,935               (34)           21,772               150
                                     ---------         ---------         ---------         ---------

Income before income taxes              12,886            13,397            37,019            37,405

Income tax expense                       6,443             6,019            18,510            13,222
                                     ---------         ---------         ---------         ---------

Net income                           $   6,443         $   7,378         $  18,509         $  24,183
                                     =========         =========         =========         =========

Basic earnings per
   share                             $    0.04         $    0.07         $    0.13         $    0.22
                                     =========         =========         =========         =========

Diluted earnings per
  share                              $    0.04         $    0.07         $    0.13         $    0.22
                                     =========         =========         =========         =========

Weighted average diluted
 shares outstanding                    182,696           110,500           146,450           110,500
                                     =========         =========         =========         =========

                                 Amdocs Limited
                           Consolidated Balance Sheet
                      (in thousands, except per share data)


                                                             June 30         September 30
                                                               1998              1997
                                                               ----              ----
                                                                    (Unaudited)
ASSETS

Current assets:

         Cash and cash equivalents                          $  41,693         $  53,732

         Accounts receivable, including unbilled
         of $3,590 and $2,031, respectively                    64,186            48,565

         Accounts receivable from related
         parties, including unbilled of $930 and
         $0, respectively                                      19,427            15,393

         Deferred income taxes                                 12,705            12,532

         Prepaid expenses and other current                     6,756             6,161
         assets

                                                            ---------         ---------
Total current assets                                          144,767           136,383

Equipment, vehicles and leasehold improvements,                39,155            28,287
net

Deferred income taxes                                           8,363             4,587

Intellectual property rights                                   24,017            25,982

Other noncurrent assets                                        21,621            25,343
                                                            ---------         ---------
                                                            $ 237,923         $ 220,582
                                                            =========         =========

Liabilities and shareholders' equity (deficit)

Current liabilities:

         Accounts payable and accrued                       $  43,532         $  30,543
         expenses

         Accrued personnel costs                               28,943            23,098
         Short-term financing arrangements                     17,470             1,998

         Unearned revenue                                      33,511            17,440

         Notes payable to related parties                        --               3,268

         Short-term portion of capital lease                    2,340             1,954
         obligations

         Deferred income taxes and income                      20,886            20,151
         taxes payable

                                                            ---------         ---------
Total current liabilities                                     146,682            98,452

Long-term debt and capital lease obligations                  101,847             7,370

Other noncurrent liabilities                                   22,678            20,507

Shareholders' equity (deficit):

         Preferred Shares-Authorized 25,000
         shares; (pound) 0.01 par value; 0 shares                   _                 _
         issued and outstanding

         Ordinary Shares-Authorized 550,000
         shares; (pound) 0.01 par value; 196,800 and
         124,708 shares issued and outstanding,
         respectively                                           3,149             1,996

         Additional paid-in capital                           447,597           105,779

         Unearned compensation                                (10,333)             --

         Accumulated deficit                                 (473,697)          (13,522)
                                                            ---------         ---------

Total shareholders' equity (deficit)                          (33,284)           94,253
                                                            ---------         ---------
                                                            $ 237,923         $ 220,582
                                                            =========         =========